FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 17, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

PRESS RELEASE

MTS ANNOUNCES THE APPOINTMENT OF A NEW CHIEF MARKETING OFFICER

MOSCOW, RUSSIAN FEDERATION - JANUARY 17, 2007 - MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THAT IT HAS APPOINTED A NEW CHIEF MARKETING OFFICER (CMO), MRS. CYNTHIA GORDON.

Mrs. Gordon has 15 years of experience in key marketing positions in the largest telecommunications companies. Prior to joining MTS, she held the position of Vice-President in business marketing at Orange for three years and served on business boards of Orange and its mother company France Telecom. From 2001-2003, Mrs. Gordon worked as the marketing director of Orange in the United Kingdom. She also has experience of working at fixed-line (British Telecom) and broadband Internet companies (Demon/Scottish Telecom).

Mr. Grzegorz Esz, the Company’s CMO since October 2005, is leaving MTS due to family reasons that require him to return to his native Poland. He will continue to work with the Company as an advisor to the President of MTS on a range of matters.

Mr. Leonid Melamed, President and CEO of MTS, noted: “Grzegorz headed MTS’ marketing at a very important period of time for the Company - the introduction of a new brand and of a new marketing strategy in light of a maturing home market. The fact that MTS was able to supersede the expectations of our subscribers and shareholders in 2006 is largely attributable to the marketing department, and we are indebted to Grzegorz for his contribution to MTS’ success. Cynthia possesses unique for Russia experience in marketing in so far as the understanding of the correlation between national and global aspects of the telecommunications market, as well as implementing the most effective methods to achieve synergy of different types of telecommunications. This experience will be of great use for the Company in the coming years.”

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Biographies

WWW.MTSGSM.COM

Mrs. Cynthia Gordon graduated with a B.A. in Business Studies from Brighton University. She has 15 years of experience in the telecommunications industry and 20 years of experience in consumer and business marketing. Prior to joining MTS, from 2003 to present Mrs. Gordon was Vice-President of Business Marketing at Orange. She also worked at Orange, United Kingdom, as a marketing director from 2001 to 2003, at Demon/Scottish Telecom as a marketing director from 2000 to 2001, at ACC International (AT&T) as a marketing director from 1998 to 1999, British Telecom as head of ChargeCard and a range of senior marketing positions from 1993 to 1998, at One to One (T-Mobile) from 1991 to 1993, at Lloyds TSB and Abbey National from 1989 to 1993. Mrs. Gordon started her career at Unilever on a management trainee scheme with brand management of major mass-market brands. She is a Freeman of the City of London and a Member of the Worshipful Company of Marketors. Married, has a son.

Mr. Grzegorz Esz was born in 1972. He is a graduate of the Warsaw University of Technology and the London Business School (London Executive MBA). Mr. Esz has worked in the IT and Telecommunications fields for eleven years and has received awards for his innovations and creative solutions (i.e. Cannes “Golden Lion”). Prior to joining MTS, Mr. Esz worked as a Managing Director for a Retail Division in the second largest Polish Bank (Bank BPH- member of CA-IB Group). Prior to that he worked as the Deputy Chief Marketing Officer at ERA (T-Mobile Company), the largest GSM operator in Poland. Joined MTS in October 2005.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 72.86 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’

Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Leonid Melamed
Name: Leonid Melamed
Title: CEO

Date: January 17, 2007